UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 29, 2020

Commission File Number: 001-14846

ANGLOGOLD ASHANTI LIMITED

(Translation of registrant’s name into English)

76 Rahima Moosa Street

Newtown, Johannesburg, 2001

(PO Box 62117, Marshalltown, 2107)

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes materials as exhibits that have been published and made available by AngloGold Ashanti Limited as of September 29, 2020.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “AngloGold Ashanti announces pricing of bond offering” dated September 29, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

By:	/s/ Lizelle Marwick
	Name:	Lizelle Marwick
	Title:	Executive Vice President – General Counsel, Compliance and Interim Company Secretary

Date: September 29, 2020